                                                                    EXHIBIT 99.1



EXCEL PARALUBES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Excel Paralubes

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of partners' deficit and of cash flows present fairly, in all material respects, the financial position of Excel Paralubes (the Partnership) at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Notes 7 and 10 to the consolidated financial statements, the Partnership has significant transactions with its partners.

PricewaterhouseCoopers LLP
Houston, Texas
February 10, 2000

EXCEL PARALUBES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                     1999            1998
                     ASSETS

Current assets:
  Cash and cash equivalents                     $     444,598    $     587,935
  Accounts receivable - related parties            54,309,277       39,704,186
  Inventory                                        11,405,294       12,176,257
  Other current assets                              1,077,024          804,666
                                                -------------    -------------
      Total current assets                         67,236,193       53,273,044
Property, plant and equipment, net                395,742,089      406,348,515
Intangible assets and deferred charges, net        34,147,022       36,414,904
                                                -------------    -------------

                                                $ 497,125,304    $ 496,036,463
                                                =============    =============
       LIABILITIES AND PARTNERS' DEFICIT

Current liabilities:
  Accounts payable and accrued liabilities -
    related party                               $   5,865,824    $   5,766,179
  Short-term notes payable                         84,501,000       69,200,000
  Interest payable                                  5,945,833        5,945,833
                                                -------------    -------------
      Total current liabilities                    96,312,657       80,912,012
Long-term debt                                    490,000,000      490,000,000
Long-term liabilities                              33,888,637       28,765,025
Partners' deficit                                (123,075,990)    (103,640,574)
                                                -------------    -------------

                                                $ 497,125,304    $ 496,036,463
                                                =============    =============

   The accompanying notes are an integral part of these financial statements.

EXCEL PARALUBES
CONSOLIDATED STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

------------------------------------------------------------------------------------------------
                                                    1999              1998              1997
                                               -------------     -------------     -------------
Revenues
 Net sales-related parties                     $ 306,353,812     $ 269,663,968     $ 254,726,101
 Processing fees-related party                     9,675,680         9,665,420         9,662,000
 Other                                                                 354,370           433,563
                                               -------------     -------------     -------------
     Total revenues                              316,029,492       279,683,758       264,821,664
                                               -------------     -------------     -------------

Costs and expenses:
 Cost of goods sold - related party              196,893,691       145,882,471       164,487,535
 Operating expense                                46,798,951        47,712,610        48,549,398
 General and administrative expense                1,098,486         1,064,681         1,057,665
 Project construction expenses                                                           368,532
 Depreciation and amortization                    17,661,409        17,281,029        17,738,395
 Interest expense                                 38,888,051        38,046,184        38,133,795
 Taxes other than Income                             124,320           208,663           163,284
                                               -------------     -------------     -------------
     Total costs and expenses                    301,464,908       250,195,638       270,498,604
                                               -------------     -------------     -------------
Net Income (loss)                              $  14,564,584     $  29,488,120     $  (5,676,940)
                                               =============     =============     =============








The accompanying notes are an integral part of these financial statements.

EXCEL PARALUBES
CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT
--------------------------------------------------------------------------------

                                                    ATLAS
                                   CONOCO,        PROCESSING
                                    INC.              CO.              TOTAL
Balance, December 31, 1996    $ (34,350,877)    $ (34,350,877)    $ (68,701,754)

Contributions                    12,500,000        12,500,000        25,000,000
Distributions                   (12,700,000)      (12,700,000)      (25,400,000)
Net loss for the year ended
  December 31, 1997              (2,838,470)       (2,838,470)       (5,676,940)
                              -------------     -------------     -------------

Balance, December 31, 1997      (37,389,347)      (37,389,347)      (74,778,694)

Distributions                   (29,175,000)      (29,175,000)      (58,350,000)
Net income for the year ended
  December 31, 1998              14,744,060        14,744,060        29,488,120
                              -------------     -------------     -------------

Balance, December 31, 1998      (51,820,287)      (51,820,287)     (103,640,574)

Distributions                   (17,000,000)      (17,000,000)      (34,000,000)

Net income for the year ended
  December 31, 1999               7,282,292         7,282,292        14,564,584
                              -------------     -------------     -------------

Balance, December 31, 1999    $ (61,537,995)    $ (61,537,995)    $(123,075,990)
                              =============     =============     =============


   The accompanying notes are an integral part of these financial statements.

EXCEL PARALUBES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

                                                        1999              1998               1997

Cash flows from operating activities:
  Net income (loss)                                $  14,564,584     $  29,488,120     $  (5,676,940)
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
      Depreciation and amortization                   17,661,409        17,281,029        17,738,395
      (Increase) decrease in accounts
        receivable                                   (14,605,091)        2,011,862       (21,565,500)
      (Increase) decrease in inventory                   770,963         1,721,292        (3,544,858)
      Increase in other current assets                  (272,358)          (18,924)          (49,193)
      Increase (decrease) in accounts
        payable and accrued liabilities                   99,645       (17,105,118)      (12,023,980)
      Increase in interest payable                                                           190,000
      Increase in long-term liabilities                5,123,612        11,601,197        11,913,828
      Other, net                                                            56,955           (48,069)
                                                   -------------     -------------     -------------
        Net cash provided by (used in)
          operating activities                        23,342,764        45,036,413       (13,066,317)
                                                   -------------     -------------     -------------
Cash flows from investing activities:
  Additions to property, plant
    and equipment                                     (4,787,101)       (2,557,498)      (10,602,742)
  Acquisition of license agreements                                                       (8,260,140)
  Proceeds from sale of asset                                               12,500         1,286,759
                                                   -------------     -------------     -------------
        Net cash used in investing activities         (4,787,101)       (2,544,998)      (17,576,123)
                                                   -------------     -------------     -------------
Cash flows from financing activities:
  Cash distributions to partners                     (34,000,000)      (58,350,000)      (25,400,000)
  Cash contributions from partners                                                        25,000,000
  Net proceeds from issuance of
    commercial paper                                  15,301,000        16,400,000        31,000,000
                                                   -------------     -------------     -------------
        Net cash provided by (used in)
          financing activities                       (18,699,000)      (41,950,000)       30,600,000
                                                   -------------     -------------     -------------
Net increase (decrease) in cash                         (143,337)          541,415           (42,440)
Cash balance at beginning of year                        587,935            46,520            88,960
                                                   -------------     -------------     -------------
Cash balance at end of year                        $     444,598     $     587,935     $      46,520
                                                   =============     =============     =============
Supplementary cash flow information:
  Cash paid for interest                           $  39,160,407     $  38,096,674     $  37,943,795


   The accompanying notes are an integral part of these financial statements.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



1.   ORGANIZATION

     Excel Paralubes (Excel or the Partnership), a general partnership, was formed pursuant to the laws of the state of Texas on August 2, 1994 and was created for the purpose of constructing and operating a $500 million lube oil hydrocracker facility. Excel is a partnership which is equally owned by Conoco Inc. (Conoco) and Atlas Processing Company (Atlas Processing), a 100%-owned subsidiary of Pennzoil-Quaker State Company (Pennzoil). Excel Paralubes Funding Corporation (Excel Funding), a Delaware corporation, was formed to execute and administer the financing arrangements of the Partnership and is a wholly-owned subsidiary of Excel.

     As more fully described in Notes 7 and 10, Excel and its partners have entered into several long-term purchase and supply contracts, processing agreements and partner guarantees.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ESTIMATES
     The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     BASIS OF CONSOLIDATION
     The consolidated financial statements include the accounts of Excel and its wholly-owned subsidiary. All Intercompany accounts and transactions have been eliminated.

     CASH AND CASH EQUIVALENTS
     Cash consists of cash on deposit at financial institutions and cash equivalents in the form of time deposits with original maturities of three months or less. There were time deposits of $244,000 and $387,000 at December 31, 1999 and 1998, respectively.

     INVENTORIES
     Inventories consist principally of feedstocks. All inventories are valued at lower of cost or market, cost being determined by the last-in, first-out (LIFO) method. The total LIFO reserves required at December 31, 1999 and 1998 were $1,376,006 and $5,591,252, respectively.

     PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment is carried at cost and consists primarily of roads, parking lots, buildings, furniture and refining equipment in service at year end. Property, plant and equipment is being depreciated on a straight-line basis principally over 28 years, the estimated life of the assets.

     CATALYST RECLAMATION AND TURNAROUND COSTS
     Catalyst reclamation and turnaround costs are accrued as long-term liabilities over the period between reclamations and turnarounds based on estimates of the scope and the future costs for these activities.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     INTANGIBLE ASSETS AND DEFERRED CHARGES
     Intangible assets and deferred charges consist of license fees, deferred bond termination fees and debt issue costs. License fees are being amortized on a straight-line basis principally over the life of the license agreement. Deferred bond termination fees and debt issue costs are being amortized over the life of the bonds using a method which approximates the interest method. Intangible assets are reassessed annually to determine whether any potential impairment exists.

     REVENUE RECOGNITION
     Revenues from the sale of base oil and co-products are recognized in the period of delivery.

     OPERATING COSTS
     Operating costs are expensed as incurred and consist primarily of labor, utilities, maintenance, turnaround accruals, catalyst replacement, pilot plant, environmental remediation, land rental and other miscellaneous costs associated with operating the hydrocracker facility.

     RESEARCH AND DEVELOPMENT EXPENDITURES
     Research and development expenditures are recorded in operating expenses and primarily represent pilot plant costs surrounding the operating activities of the hydrocracker facility. For the years ended December 31, 1999, 1998, 1997, Excel recorded $1,371,836, $1,029,216, and $763,943, respectively, for research and development expenditures.

     INCOME TAXES
     Excel is treated as a tax partnership under the provisions of Subchapter K of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes since Excel's results of operations and related credits and deductions will be passed through to and taken into account by its partners in computing their respective tax liabilities. No income taxes have been recorded for Excel's wholly-owned subsidiary as it has had no taxable income or temporary differences since its inception.

     ENVIRONMENTAL LIABILITIES AND EXPENDITURES
     Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

     CONCENTRATION OF RISK
     All of Excel's trade receivables are from Conoco and Atlas Processing. Although collection of these receivables could be influenced by economic factors affecting the petroleum industry, the risk of significant loss is considered remote.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

3.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1999 and 1998 is summarized below:

                                                     1999              1998
     Plant and equipment                        $ 416,665,463     $ 413,618,376
     Buildings                                      6,673,213         6,673,213
     Improvements                                  17,241,508        17,241,508
     Office furniture and equipment                 1,710,774         1,700,343
     Construction in progress                       2,462,020           732,508
                                                -------------     -------------
                                                  444,752,978       439,965,948
     Less - accumulated depreciation               49,010,889        33,617,433
                                                -------------     -------------
                                                $ 395,742,089     $ 406,348,515
                                                =============     =============

     Depreciation expense was $15,014,760, $15,439,073 and $15,049,612 for the years ended December 31, 1999, 1998 and 1997, respectively.


4.   INTANGIBLE ASSETS AND DEFERRED CHARGES

     Intangible assets and deferred charges at December 31, 1999 and 1998 are summarized below:

                                                    1999              1998
     License fees                               $  27,650,202     $  27,650,202
     Deferred bond termination fees (Note 6)        6,756,133         6,756,133
     Debt issue costs                               7,339,309         7,339,309
                                                -------------     -------------
                                                   41,745,644        41,745,644
     Less - accumulated amortization                7,598,622         5,330,740
                                                -------------     -------------
                                                $  34,147,022     $  36,414,904
                                                =============     =============

     Amortization cost associated with intangible assets and deferred charges was $2,267,882, $2,231,417 and $2,299,322 in 1999, 1998 and 1997,
     respectively.

5.   DEBT

     On November 5, 1996, Excel Funding issued $240 million of 7.125% senior bonds. These bonds are due in 2011 with interest payable on May 1 and November 1 each year. The first interest payment was paid on May 1, 1997 and the first principal payments of $1,828,800 are due on May 1 and November 1, 2001. Proceeds were applied to repay outstanding short-term borrowings of $202 million and to finance operations through December 1996.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     On November 6, 1995, Excel Funding issued $250 million of 7.43% senior bonds. These bonds are due in 2015 with interest payable on May 1 and November 1 each year. The first interest payment was paid on May 1, 1996 and the first principal payments of $19,375,000 are due on May 1 and November 1, 2011. Proceeds were applied to repay outstanding short-term borrowings of $201 million and to finance operations through December 1995.

     Maturities of Excel's senior bonds are as follows:

               YEAR ENDED
              DECEMBER 31,
                 2001               $   3,657,600
                 2002                  13,348,800
                 2003                  15,691,200
                 2004                  20,073,600
                 2005                  21,734,400
                 Thereafter           415,494,400
                                    -------------
                                    $ 490,000,000
                                    =============

     Recourse under the bonds is limited to the revenues and assets of Excel. Certain restrictive covenants may limit the ability of Excel to incur debt, make distributions to the partners, make investments or create liens.

     On May 22, 1995, Excel entered into a variable rate $300 million line of credit with a syndicate of banks which was reduced to $145 million during 1997. The line of credit was extended through May 1999. At December 31, 1999 and 1998, the line of credit remained unused. This credit facility is intended for support of commercial notes. Through the credit facility, the commercial notes can be converted to term loans with the related bank syndicate at the Company's discretion for a period not to exceed one year. On June 21, 1995, Excel began issuing commercial paper as short-term financing for the construction of the lube oil hydrocracker. Additional commercial paper was sold during 1999 and 1998. The weighted-average interest rate on the $84.5 million and $69.2 million of commercial paper outstanding at December 31, 1999 and 1998, respectively, was 6.5%.

     Interest costs incurred in 1999, 1998 and 1997 totaled $38,888,051, $38,046,184 and $38,133,795, respectively. Interest costs incurred during the period required to bring assets to the condition and location for their intended use are capitalized as part of acquisition costs. In 1999, 1998 and 1997, there were no interest costs capitalized.

6.   DERIVATIVES AND OTHER HEDGING INSTRUMENTS

     Excel Funding entered into certain forward treasury contracts as part of its program to hedge the interest rate risk related to the 1995 senior bond offering. These contracts were primarily forward contracts with a syndicate of investment banks to sell 30-year treasury

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

          bonds at 7.625%. On October 30, 1995, Excel Funding locked in the lower rate of 7.43% on the issuance of $250 million of senior bonds and, hence, terminated the contracts for a fee of approximately $6.7 million. Excel Funding capitalized the termination fee as a deferred asset and is amortizing the balance over the life of the bonds as an adjustment to interest expense. Deferred bond termination fees amortized during 1999, 1998, and 1997 were $378,767, $378,769 and
          $378,767, respectively.

7.        RELATED PARTY TRANSACTIONS

          One of Excel's partners, Conoco, has been designated as the operator of the partnership and, in that capacity, provides substantially all technical and administrative assistance and services in connection with Excel's operations. Charges for these services were approximately $9,700,000, $9,400,000 and $8,400,000 during 1999, 1998 and 1997, respectively, and are included in administrative expenses and operating costs. Included in such charges are the costs of the operators' salaries and wages, which include related benefits such as pensions and other postretirement benefits, allocable to Excel. Excel has no employees.

          Excel and Conoco have joint ownership of certain processing units constructed at or adjacent to Conoco's Lake Charles Refinery. Variable costs associated with certain of these units are allocated on the basis of usage. Fixed costs are allocated based on the ownership percentage of the applicable units.

          As operator, Conoco is responsible for processing and paying Excel's invoices. Disbursements made by the partner on Excel's behalf are reimbursed semimonthly by Excel. At December 31, 1999 Excel had prepaid Conoco by a net amount of $1,050,692. This amount will be used to offset future amounts owed Conoco. Such amounts due Conoco totaled $3,326,797 at December 31, 1998.

          On May 12, 1995, Excel entered into a long-term sale and purchase agreement whereby Conoco and Atlas Processing have agreed to purchase from Excel all base oil production (within certain specifications) and at least the amount taken by the other party, up to a maximum of 50% each of Excel's expected output, at a market-based price (less an annual rebate which is subordinate in right of payment to the senior debt of Excel). If either Conoco or Atlas Processing fails to purchase its required amount of Excel's output, that party is obligated to pay to Excel the amount that Excel would have earned had the party made such purchases. Base oil sales made to the partners, net of rebates, were $213,887,942, $198,884,886 and $166,093,946 for 1999, 1998 and
          1997, respectively.

          Excel and Conoco entered into a long-term sale and purchase agreement dated May 12, 1995 which requires Conoco to purchase all co-products (within certain specifications) produced by Excel, with the exception of sulfur, at market-based prices as specified in the agreement. Co-product sales made to Conoco were $90,300,000, $70,779,082 and $87,499,331 during 1999, 1998 and 1997.

          On May 12, 1995, Excel and Conoco entered into a long-term feedstock sale and purchase agreement whereby Excel agrees to purchase from Conoco all of the required volume of vacuum gas oil (VGO) and hydrogen needed by the hydrocracker facility. These feedstocks must meet certain quality specifications and are purchased at a market-based price as specified in the agreement. Feedstocks purchased by Excel under the

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

     agreement were $196,122,727, $143,959,735 and $168,032,993 during 1999,
     1998 and 1997, respectively.

     Excel and Conoco entered into long-term processing agreements dated May 12, 1995 which require Conoco to pay processing fees for the use of the vacuum unit and hydrogen supply facilities. The fee for the vacuum unit is equal to $1.50 for each barrel of VGO produced from the unit, not to exceed $6,740,000 in any one year. Fees for the hydrogen supply facilities are $23,000 per day for each day the facilities are utilized, not to exceed $4,202,000 in any one year. Processing fees received for these facilities were $9,675,680, $9,665,420 and $9,662,000 during 1999, 1998 and 1997, respectively.

     In accordance with a long-term agreement between Excel and Conoco dated October 24, 1994, Excel agreed to pay Conoco a fixed monthly fee of $58,850 for use of Conoco's wastewater facility. The fee was increased in May 1998 to $73,875 per month. This adjusted fee will continue through December 31, 2024 and amounted to $886,500, $826,400 and $706,200 in 1999, 1998 and
     1997, respectively.

     Excel leases the project site land from Conoco. The lease expires on December 31, 2024; at which time, the lease will automatically be extended for successive renewal terms of five years each unless either the lessee or lessor elects to terminate the lease. The following details the future lease payments required of Excel for the five succeeding years:

                    2000                     $  2,481,600
                    2001                     $  2,481,600
                    2002                     $  2,481,600
                    2003                     $  2,481,600
                    2004                     $  2,481,600
                    Thereafter                 49,632,000
                                             ------------

                                             $ 62,040,000
                                             ============

     Rental expense under operating leases was $2,481,600 for 1999, 1998 and 1997.

8.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 1999 and 1998, Excel had outstanding long-term debt with a carrying value of $490 million. Based on borrowing rates currently available, the fair value of this debt approximates $450 million. The reported amounts of financial instruments such as cash equivalents, accounts receivable and short-term notes payable approximate fair value because of their short maturities.

9.   COMMITMENTS AND CONTINGENCIES

     Excel does not maintain general liability (including sudden and accidental pollution) insurance coverage. However, Excel's respective partners maintain general insurance policies and/or are self-insured.

EXCEL PARALUBES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

     On July 31, 1995, a Petition for Class Action was filed in the 14th Judicial District Court, Parish of Calcasieu, State of Louisiana, against Conoco and a contractor that excavated soil from the project site, by persons upon whose property such soil was placed, alleging that the soil contained harmful and dangerous materials, including asbestos and/or lead. The plaintiffs seek unspecified damages, including punitive or exemplary, compensatory and clean-up damages and attorneys' fees. Conoco intends to vigorously defend the litigation. Conoco is voluntarily removing and replacing contaminated soils from affected properties. Based on the agreements that Excel has with Conoco, management of Excel determined that Excel was potentially obligated to Conoco for a portion of the amounts paid by Conoco in connection with this litigation and related remediation. As such, management agreed to reimburse Conoco for a portion of the costs. Excel paid $70,456, $136,015 and $368,532 in 1999, 1998 and 1997, respectively. Excel has accrued $829,544 and $900,000 as of December 31, 1999 and 1998, respectively, for anticipated remediation costs for this matter. Management does not believe that the litigation or future remediation expenses will have a material adverse effect on Excel's financial condition or results of operations.

10.  GUARANTEES

     Conoco and Atlas Processing have entered into a Partner Loan Agreement with Excel and the First National Bank of Chicago, as agent on behalf of holders of certain debt of Excel, pursuant to which Conoco and Atlas Processing agreed to provide liquidity support to Excel up to an aggregate amount of $60 million outstanding at any time during the existence of a liquidity cash flow deficit.

     Pennzoil has guaranteed all of Atlas Processing's obligations and E.I. duPont de Nemours and Company (DuPont) has guaranteed all of Conoco's obligations under all Excel offtake and operating agreements as described in Note 7.

     In August 1999, DuPont completed the final step in its planned divestiture of its ownership interest in Conoco. As a result of DuPont's ownership interest in Conoco falling below 50%, the DuPont guarantee of Conoco's obligations to Excel may be terminated if (i) the ratings of the Excel senior bonds, after giving effect to DuPont's divestiture, are affirmed to be at least the lower of (a) A3/A- or (b) the ratings in effect just prior to divestiture; (ii) all of Excel's senior bonds are paid in full or (iii) 66-2/3% of the senior bond holders agree to a change in the terms of the guarantee. As of December 31, 1999, the DuPont guarantee of Conoco's obligations to Excel as described in Note 7 remained in place.

                          PENNZOIL-QUAKER STATE COMPANY

            1999 LONG TERM PERFORMANCE INCENTIVE COMPENSATION PROGRAM

                                 March 15, 1999


OVERVIEW

o The basic concept of the plan design is to target long-term incentive values at market (e.g., 50th percentile pay for 50th percentile performance, 55th percentile pay for 55th percentile performance etc.). The weighting of compensation delivered under different long-term devices for senior management is as follows:



================================================================================
         PLAN ELEMENT               % OF EXPECTED VALUE DELIVERED BY
                                               DEVICE
--------------------------------------------------------------------------------
Stock Options                                    40%
Conditional Stock                                20%
Long-Term Performance Plan                       40%
--------------------------------------------------------------------------------
Total                                           100%
================================================================================

o The employees participating in this plan structure for 1999 are the Executive Tier, Tiers E-1 through E-7 and Tier X-1.

o Pennzoil-Quaker State employees below those listed above will continue to have the same mix of stock options and conditional stock used in 1998 (i.e., 70% stock options and 30% conditional stock).

o The remainder of this report discusses the following aspects of the recommended long-term performance plan design:


--   Plan objectives;

--   Basic plan design concept;

--   Eligibility;

--   Performance measurement;

--   Performance standards;

--   Award opportunities;

--   Plan payouts;

--   Retirement/terminations;

--   Tax treatment;

--   Accounting treatment;

--   Plan administration;

--   Plan costs; and

--   Award calculations.


PLAN OBJECTIVES

o Motivate participants to achieve outstanding company performance relative to peers.

o Enable Pennzoil-Quaker State to attract and retain key employees by having this plan serve as part of a competitive total pay package.

o    Be easy to administer.

o    Be reasonable in terms of company cash requirements and overall cost.

o Provide a tax-effective means for the Company to help participants accumulate capital on a tax-deferred basis.


BASIC PLAN DESIGN CONCEPT

o Under the plan, participants will be provided an opportunity to receive an award payment based on Pennzoil-Quaker State's total shareholder return relative to industry peers during overlapping 3-year cycles.

o New performance cycles begin every year following the year the plan is established.

o In addition to the initial and ongoing awards with 3-year cycles, two additional awards will be made in 1999. One of the additional awards will have a 1-year cycle and the other additional award will have a 2-year cycle. The award opportunity for a 1-year cycle award should be one-third of the opportunity of a 3-year cycle award, while the award opportunity for a 2-year cycle award should be two-thirds of the opportunity of a 3-year cycle award. However, the performance measures and standards would be the same. The reason for these additional awards is to keep total award opportunities, in aggregate, competitive for the next three year period.

o    The recommended performance/payout cycle relationship is shown in
     Exhibit 1.



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

                                                                       EXHIBIT 1


PENNZOIL-QUAKER STATE COMPANY
PERFORMANCE/PAYOUT CYCLE RELATIONSHIP


  1999          2000          2001          2002          2003          2004
  ----          ----          ----          ----          ----          ----

_________X


________________________X


________________________________________X


                ____________________________________X


                              _________________________________X


                                            _______________________________x


X = Award earned at end of year shown




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
ELIGIBILITY

o Eligibility for the plan will be reviewed and determined annually by Pennzoil-Quaker State's CEO and the Compensation Committee of Pennzoil-Quaker State's Board.

o Plan participation will be extended to key executives that can directly impact the long-term success of the Company.

o Based on the Company's business needs and competitive market practices, plan eligibility will be limited to executives in Tiers E-1 through E-7, and Tier X-1*.



PERFORMANCE MEASUREMENT

o The recommended plan performance measure is Pennzoil-Quaker State's total shareholder return compared to the industry peers listed in Exhibit 2.

o Total shareholder return will be defined using the same method required in the total shareholder return graph of the proxy statement. Specifically, $100 invested in Pennzoil-Quaker State stock on the first day of the performance cycle, with dividends reinvested, compared to $100 invested in each of the peer companies, with dividend reinvestment during the same period.





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

                                                                       EXHIBIT 2


PENNZOIL-QUAKER STATE COMPANY
LISTING OF PEER COMPANIES CONSIDERED FOR TSR
CALCULATIONS FOR LONG-TERM PERFORMANCE PLAN


     Church & Dwight Inc.              Newell

     Clorox                            Oneida LTD

     Colgate Palmolive                 Procter & Gamble

     Dial                              Ralston Purina Co.

     General Housewares                Revlon Inc.

     Kimberly-Clark Corp.              Samsonite Corp.

     Lancaster Colony                  Scotts Company

     Libbey Inc.                       Sunbeam









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

PERFORMANCE STANDARDS

o At the start of each new performance cycle, Pennzoil-Quaker State will define threshold, target, and maximum performance on the total shareholder return objective.

o The standards shown in the table below will be used for the 1999-2001 performance cycle and for the 1-year and 2-year cycle awards to be made in 1999.


=====================================================================================================
                                                                         PENNZOIL-QUAKER STATE TSR
                                                                           RANKING RELATIVE TO
PERFORMANCE LEVEL                          DEFINITION                            PEERS*
-----------------------------------------------------------------------------------------------------
Maximum                    Outstanding performance                     3rd of 17 (88th %ile)

Target                     Expected or budgeted performance            8th of 17 (56th %ile)

Threshold**                Minimal acceptable performance for
                           incentive payout                            13th of 17 (25th %ile)



=====================================================================================================


--------------------------------------------------------------------------------
* If mergers/acquisitions result in a reduction in the number of peer companies during the cycle, these rankings will be converted to equivalent percentiles to calculate awards.

**   Pennzoil-Quaker State must also achieve a minimum actual total shareholder return of 6% per year (averaged over the performance cycle) before any payouts may be made under the plan.
--------------------------------------------------------------------------------





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
AWARD OPPORTUNITIES

o The long-term performance plan award opportunities for the plan eligible positions (by performance level) are shown below.


===================================================================================================================
                                              AWARDS AS % OF BASE SALARY, BY EXECUTIVE TIER*
      CORPORATE       ---------------------------------------------------------------------------------------------
     PERFORMANCE        E-7         E-6         E-5         E-4         E-3         E-2         E-I         X1
-------------------------------------------------------------------------------------------------------------------
Maximum                282%        240%        192%        162%        150%        129%         90%         75%

Target                  94%         80%         64%         54%         50%         43%         30%         25%

Threshold               24%         20%         16%         14%         13%         11%          8%          6%

Below Threshold          0%          0           0           0           0           0           0           0
===================================================================================================================

o These award ranges are for each 3-year performance cycle and assume that a new cycle is established each year.

o Awards for performance between stated levels would be calculated using the awards matrix described later in this report.


--------------------------------------------------------------------------------
* The long-term performance awards will be calculated using the percentages shown in the table and the participant's base salary on the last day of the applicable performance cycle. These award levels, at target, represent market 55th percentile rates when combined with recommended stock option and conditional stock awards.
--------------------------------------------------------------------------------

PLAN PAYOUTS

o Payouts under the plan will be made as soon as possible after the completion of each performance cycle.

o As a rule, the payouts will be made within three months after the completion of the cycle.

o All awards typically will be paid as one-time lump-sum cash payments with taxes withheld at a flat rate of 28%.

o Payouts under the plan are both savings and investment plan and retirement plan eligible.



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
RETIREMENT AND TERMINATIONS

o To receive an award under the plan, the participant must generally be employed on the last day of the performance cycle.

o Exceptions to this policy will be made for retirement, long-term disability, death, or involuntary termination during the cycle for reasons other than cause, in which case the award will be prorated to reflect the actual months of service during the cycle. Award payouts under these exceptions would still be made at the end of the performance cycle.


TAX TREATMENT

o The employee will have to pay ordinary income tax on all awards when they are paid to the participant (not when they are earned).

o The company will receive a tax deduction in the amount of income realized by the participant in the year the award is paid.


ACCOUNTING TREATMENT

o The Company's projected obligation under the long-term performance cash plan will be an expense that will be estimated and accrued periodically on its financial statements.


PLAN ADMINISTRATION

o The plan will be administered by Pennzoil-Ouaker State's CEO for all positions except his own, in which case the Compensation Committee will administer the plan.

o The Compensation Committee will be responsible for approving award opportunities, performance measures, performance standards, and actual award payments.

o Also, any modifications or amendments to the plan will be made at the sole discretion of the Compensation Committee.

o In addition, the company will retain the right to terminate or modify the plan at any time. (However, cycles that have already begun are a contractual obligation of the company.)





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